September 22, 2008

Filed Via EDGAR

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, DC  20549

Re:           Sun Life of Canada (U.S.) Variable Account G (“Registrant”)
Post-Effective Amendment No. 10 to Registration Statement on Form N-6
File Nos. 811-07837 & 333-111688
Your comments delivered via telephone on September 9, 2008

Dear Ms. Marquigny:

Acceleration Request and Acknowledgment

Registrant believes that the Amendment is responsive to Staff comments and, therefore, Registrant and its principal underwriter, Clarendon Insurance Agency, Inc., make an acceleration request of the effective date of the Amendment to November 3, 2008 or as soon as practicable thereafter.  The Registrant and its principal underwriter are aware of their obligations under the 1933 Act.  In addition, the Registrant acknowledges that

•	Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions and comments to the undersigned at (781)446-1638 or to Joan Boros, Esq. at (202)965-2150.

Sincerely,

/s/ Susan J. Lazzo

Susan J. Lazzo
Senior Counsel

cc:  Joan Boros, Esq.